Pricing Supplement No. 85U
To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement U dated May 7, 2007

Registration Statement No. 333-137902
Dated May 25, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$547,000
Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE® Index Fund due May 31, 2012

General

- Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE® Index Fund due May 31, 2012 (the "**securities**" or "**BUyS**") are designed for investors who seek an enhanced return of 1.15 times the appreciation, if any, of the iShares® MSCI EAFE® Index Fund (the "**Index Fund**") at maturity. Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 80% of their initial investment if the Index Fund declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about May 31, 2012.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The securities priced on May 25, 2007 and are expected to settle on May 31, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Issue Price:	$1,000 per security.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index Fund:	iShares® MSCI EAFE® Index Fund.
Underlying Index:	MSCI EAFE® Index (the "Index").
Issue Price:	100% of the face amount.
Buffer Level:	20%
Participation Rate:	115%
Payment at Maturity:	

- If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of BUyS that provides you with a return on your investment equal to the Index Fund Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 face amount of BUyS will be calculated as follows:

$$\$1,000 + [\$1,000 \times \text{Index Fund Return} \times \text{Participation Rate}]$$

- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of BUyS.
- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1% of the face amount of your securities for every 1% that the Index Fund declines beyond the Buffer Level. Accordingly, in this case, if the Index Fund Return is less than -20%, your payment at maturity per $1,000 face amount of BUyS will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Fund Return} + \text{Buffer Level})]$$

If the Final Level declines from the Initial Level by more than the Buffer Level of 20%, you could lose up to $800 per $1,000 face amount of BUyS.

Index Fund Return:	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level:	80.19, which was the Index Fund closing level on the Trade Date.
Final Level:	The Index Fund closing level on the Final Valuation Date.
Trade Date:	May 25, 2007
Final Valuation Date:	May 25, 2012, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	May 31, 2012, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 CU 5
ISIN:	US2515A0CU51

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$547,000.00	$0.00	$547,000.00

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$547,000.00	$16.79

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement U dated May 7, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement U dated May 7, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507104762/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index Fund?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index Fund from -100% to +100% and assumes a Participation Rate of 115% and an Initial Level of 80.54. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Index Fund Return (%)	Payment at Maturity ($)	Return on Security (%)
161.08	100.00%	$2,150.00	215.00%
120.81	50.00%	$1,575.00	157.50%
100.68	25.00%	$1,287.50	128.75%
88.59	10.00%	$1,115.00	111.50%
86.18	7.00%	$1,080.50	108.05%
84.57	5.00%	$1,057.50	105.75%
82.96	3.00%	$1,034.50	103.45%
82.15	2.00%	$1,023.00	102.30%
81.35	1.00%	$1,011.50	101.15%
80.54	0.00%	$1,000.00	100.00%
79.73	-1.00%	$1,000.00	100.00%
78.93	-2.00%	$1,000.00	100.00%
78.12	-3.00%	$1,000.00	100.00%
76.51	-5.00%	$1,000.00	100.00%
72.49	-10.00%	$1,000.00	100.00%
64.43	-20.00%	$1,000.00	100.00%
60.41	-25.00%	$950.00	95.00%
40.27	-50.00%	$700.00	70.00%
0.00	-100.00%	$200.00	20.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Index Fund increases from the Initial Level of 80.54 to the Final Level of 88.59.** Because the Final Level of 88.59 is greater than the Initial Level of 80.54, the investor receives a payment at maturity of $1,115 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000.00 x 10% x 115%) = $1,115.00

Example 2: The Index Fund declines from the Initial Level of 80.54 to the Final Level of 72.49. Because the decline in the Index Fund from the Initial Level of 80.54 to the Final Level of 72.49 does not exceed the Buffer Level of 20%, the investor receives a payment at maturity of $1,000.00 per $1,000 security face amount.

Payment at maturity per $1,000 security face amount = $1,000.00

Example 3: The Index Fund declines from the Initial Level of 80.54 to the Final Level of 60.41. Because the decline in the Index Fund from the Initial Level of 80.54 to the Final Level of 60.41 exceeds the Buffer Level of 20%, the Index Fund Return is negative, and the investor will receive a payment at maturity of $950.00 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-25% + 20%)] = $950.00

Example 4: The Index Fund declines from the Initial Level of 80.54 to the Final Level of 0. Because the decline in the Index Fund from the Initial Level of 80.54 to the Final Level of 0 exceeds the Buffer Level of 20%, the Index Fund Return is negative, and the investor will receive a payment at maturity of $200.00 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-100% + 20%)] = $200.00

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The securities provide the opportunity to enhance equity returns by multiplying a positive Index Fund Return by a Participation Rate of 115%. The securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index Fund. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the face amount of your securities is protected against a decline in the Final Level, as compared to the Initial Level, of up to 20%. If the Final Level declines by more than the Buffer Level of 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1% of the face amount of your securities. For example, an Index Fund Return of -30% will only result in a 10% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF THE iSHARES® MSCI EAFE® INDEX FUND** — The return on the securities, which may be positive or negative, is linked to the iShares® MSCI EAFE® Index Fund. The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities as measured by the MSCI EAFE® Index. The Index Fund holds equity securities traded primarily in the European, Australasian and Far East markets. The MSCI EAFE® Index is calculated, published and disseminated daily by Morgan Stanley Capital International Inc. ("**MSCI**"), and comprises the equity securities underlying the MSCI indices of 21 selected countries in Europe, Asia, Australia and the Far East. For additional information about the iShares® MSCI EAFE® Index Fund, see the information set forth under "iShares® MSCI EAFE® Index Fund" in this pricing supplement. For additional information about the MSCI EAFE® Index, see the information set forth under "MSCI EAFE® Index" in this pricing supplement.

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** — **The United States federal income tax consequences of your investment in the securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the accompanying product supplement under "Supplemental U.S. Tax Considerations".**

  In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your securities for United States federal income tax purposes as a pre-paid forward contract in respect of the Index Fund. If your securities are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your securities. Such gain or loss should generally be long term capital gain or loss if you have held your securities for more than one year.

  In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of

the securities, it is possible that your securities could alternatively be treated for tax purposes in the manner described in the product supplement under "Supplemental U.S. Tax Considerations — Alternative Treatments".

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index Fund, the Index or in any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your initial investment in excess of $200 per $1,000 face amount. The return on the securities at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 20% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 face amount that you invest.**

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full face amount of your securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.

- **THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Although most or all of the equity securities held by the Index Fund are traded in currencies other than U.S. dollars, and the securities, which are linked to the Index Fund, are denominated in U.S. dollars, the amounts payable on the securities at maturity will not be adjusted for changes in the exchange rate between U.S. dollars and each of the currencies in which the equity securities held by the Index Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect your return.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent is not required to make adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of your securities may be materially and adversely affected.

- **THE PERFORMANCE OF THE INDEX FUND MAY NOT CORRELATE PERFECTLY WITH THE PERFORMANCE OF THE INDEX** — The shares of the Index Fund are traded on the American Stock Exchange ("**AMEX**") and are subject to market supply and investor demand and the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. In addition, the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Index. Because of the imperfect correlation between the performance of the Index Fund and the performance of the Index, the return on the securities will not be the same as an investment directly in the Index Fund or in the Index or in the equity securities included in the Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Index.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX FUND TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index Fund to which the Securities are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Index Fund on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index Fund;

  - the dividend rate on the equity securities held by the Index Fund (while not paid to holders of the securities, dividend payments on the equity securities held by the Index Fund may influence the market price of the shares of the Index Fund and the market value of options on the Index Fund and, therefore, affect the value of the securities);

- the time to maturity of the securities;

- the occurrence of certain events affecting the Index Fund that may or may not require an anti-dilution adjustment;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events;

- the composition of the Index and any changes to the component stocks underlying it;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and the currencies in which the equity securities held by the Index Fund are denominated;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the tax treatment of the securities are uncertain. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the securities, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement and in the product supplement. Please read carefully the section entitled "Certain U.S. Federal Income Tax Consequences?" in this pricing supplement and "Supplemental U.S. Tax Considerations" in the accompanying product supplement. You should consult your tax adviser about your own tax situation.

The iShares® MSCI EAFE® Index Fund

We obtained all information contained in this pricing supplement regarding the iShares® MSCI EAFE® Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, iShares® Inc. ("**iShares®**"), Barclays Global Investors, N.A. ("**BGI**"), and Barclays Global Fund Advisors ("**BGFA**"). The Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the Index Fund. The Index Fund is an exchange traded fund ("**ETF**") that trades on the AMEX under the ticker symbol "EFA."

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the Index.

As of March 31, 2007, the Index Fund holdings by country consisted of the following 21 countries (or cities): the United Kingdom, Japan, France, Germany, Switzerland, Australia, Spain, the Netherlands, Italy, Sweden, Hong Kong, Finland, Belgium, Singapore, Ireland, Norway, Denmark, Austria, Greece, Portugal and the United States. In addition, as of such date, the Index Fund's three largest holdings were BP PLC, HSBC Holdings PLC and Toyota Motor Corp., its three largest sectors were financials, general manufacturers and utilities, and its three largest holdings by country were the United Kingdom, Japan and France.

License Agreement with BGI

We have entered into an agreement with BGI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the iShares® MSCI EAFE® Index Fund, which is owned and published by BGI, in connection with certain securities, including the notes.

ISHARES® IS A REGISTERED MARK OF BGI. BGI HAS LICENSED CERTAIN TRADEMARKS AND TRADE NAMES OF BGI TO DEUTSCHE BANK AG. THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE® INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD, OR PROMOTED BY BGI. BGI MAKES NO REPRESENTATIONS OR WARRANTIES TO THE OWNERS OF THE ISHARES® MSCI EAFE® INDEX FUND OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE® INDEX FUND. BGI HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OPERATION, MARKETING, TRADING OR SALE OF THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE® INDEX FUND.

The MSCI EAFE® Index

The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by Morgan Stanley Capital International Inc. ("**MSCI**"), through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

We obtained all information contained in this pricing supplement regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Index Calculation. The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the "**Component Securities**") constituting the MSCI indices for the 21 selected countries (the "**Component Country Indices**"). Each Component Country Index is a sampling of equity securities across industry groups in such country's equity markets. See "—Maintenance of the MSCI EAFE® Index and the Component Country Indices" below.

Prices used to calculate the Component Securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 4 p.m. Greenwich Mean Time. The U.S. dollar value of the MSCI EAFE® Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the Component Securities. The MSCI EAFE® Index was launched on December 31, 1969 at an initial value of 100.

Maintenance of the MSCI EAFE® Index and the Component Country Indices. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI

EAFE® Index as a whole may be made by adding or deleting Component Country Indices and the related Component Securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

MSCI may add additional Component Country Indices to the MSCI EAFE® Index or subtract one or more of its current Component Country Indices prior to the expiration of the Securities. Any such adjustments are made to the MSCI EAFE® Index so that the value of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each Component Country Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each Component Country Index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI EAFE® Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full Component Country Index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE® Index at the time of their actual occurrence and that should not wait until the annual full Component Country Index review due to their importance. These quarterly index reviews may result in additions and deletions of Component Securities from a Component Country Index and changes in number of shares. Additions and deletions to Component Securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates for Component Securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI's pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only four dates throughout the year: as of the close of the last business day of February, May, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full Component Country Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for Component and non-Component Securities, as well as changes typically considered for quarterly index reviews. During a full Component Country Index review, securities may be added or deleted from a Component Country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for Component Securities changes during quarterly index reviews as discussed above.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the Component Country Indices is reflected in the MSCI EAFE® Index.

Selection of Component Securities. The selection of the Component Securities for each Component Country Index is based on the following guidelines:

(i) Define the total market;

(ii) Sort the market by industry groups and target 60% for inclusion;

(iii) Select stocks with good liquidity and free float;

(iv) Avoid cross-ownership; and

(iv) Apply the full market capitalization weight to each stock.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by MSCI, in connection with certain securities, including the BUyS.

THE BUyS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE

EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED

IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THIS SECURITY, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THIS PRODUCT WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the daily Index Fund closing levels from January 4, 2002 through May 4, 2007. The Index Fund closing level on May 25, 2007 was 80.19. We obtained the Index Fund closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index Fund and those of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index Fund. We cannot give you assurance that the performance of the Index Fund will result in the return of your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents will pay referral fees to other broker-dealers of 0.50% or $5.00 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.